Exhibit 99.1

Lianhe Sowell International Group Ltd Announces Approval of Dual-Class Share Structure by Shareholders

SHENZHEN, CHINA – November 7, 2025 (GLOBE NEWSWIRE) -- Lianhe Sowell International Group Ltd (Nasdaq: LHSW) (the “Company” or “LHSW”),  a provider of industrial machine vision products and solutions in China, today announced the results of the Company’s Extraordinary General of Shareholders (the “EGM”) held on November 6, 2025, at 10:00pm Eastern Time (or November 7, 2025, at 11:00am Beijing time), held at the company’s executive office and virtually.

At the EGM, shareholders of the Company approved the proposals that:

●	(a) the currently issued 52,000,000 ordinary shares of the Company, par value of US$0.0001 per share, be re-designated and re-classified into Class A ordinary shares of the Company, par value of US$0.0001 per share (the “Class A Ordinary Shares”), on a one for one basis, (b) the remaining authorised but unissued ordinary shares of the Company, par value of US$0.0001 per share, be re-designated and re-classified into (i) 398,000,000 Class A Ordinary Shares on a one for one basis and (ii) 50,000,000 Class B ordinary shares of the Company, par value of US$0.0001 per share, with 100 votes per share (the “Class B Ordinary Shares”) on a one for one basis, and (c) such that the authorised share capital of the Company shall become US$50,000 divided into: (i) 450,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; and (ii) 50,000,000 Class B Ordinary Shares of a par value of US$0.0001 each;

●	a new second amended and restated memorandum and articles of association (the “New M&A”) of the Company be adopted to reflect the adoption of a dual-class share structure, and the provision of the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares;

●	400,000 Class B Ordinary Shares be issued to Lianyue Holding Limited and 600,000 Class B Ordinary Shares be issued to Patton Holding Group Limited, each at par value.

The Company plans to file the New M&A with the Cayman Islands corporate register on November 7, 2025, and expects that the re-classified Class A Ordinary Shares to commence trading on Nasdaq on or around November 10, 2025.

About Lianhe Sowell International Group Ltd

 Lianhe Sowell International Group Ltd (Nasdaq: LHSW) provides industrial vision and industrial robotics solutions. With expertise in the field of machine vision and intelligent equipment, the Company specializes in smart transportation, industrial automation, artificial intelligence, and machine vision. Committed to offering comprehensive intelligent solutions to customers worldwide, the Company continuously advances the intelligent transformation of various industries through technological innovation. For more information, please visit: http://www.sowellrobot.com/

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Lianhe Sowell International Group Ltd
ir@sowellrobot.com

WFS Investor Relations Inc.
Janice Wang
Email: services@wealthfsllc.com
Phone: +1 628 283 9214